PRYOR CASHMAN LLP

410 PARK AVENUE, NEW YORK, NEW YORK 10022-4441

TELEPHONE: 212-421-4100 FAX: 212-326-0806 EMAIL: FIRM@PRYORCASHMAN.COM DIRECT DIAL: (212) 326-0879 EMAIL: SSACKS@PRYORCASHMAN.COM

January 31, 2008

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Filing Desk Pamela Long, Assistant Director, Jessica Kane, Staff Attorney Division of Corporation Finance

Re:	Shiner International, Inc. Registration Statement on Form SB-2 Filed December 21, 2007, File No. 333-148304 Current Report on Form 8-K Filed July 27, 2007, File No. 000-52743

Ladies and Gentlemen:

Our client, Shiner International, Inc., a corporation organized under the laws of the State of Nevada (the “Company”), has filed today with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form SB-2, originally filed with the Commission on December 21, 2007 (the “Registration Statement”), in connection with the registration of the resale of up to 4,470,050 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”).

This letter provides the Company’s responses to the Staff's comments contained in its letter dated January 16, 2008 concerning the Registration Statement and the Company’s Current Report on Form 8-K, filed with the Commission on July 27, 2007. The text of the Staff's comments is set forth in italics below, followed by the response of the Company. Certain responses refer to specific pages without reference to a document; these are references to pages of Amendment No. 1. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the prospectus contained within Amendment No. 1.

Securities and Exchange Commission
January 31, 2008

Form SB-2

General

Staff Comment

1.
In your MD&A on page 31 you state that Cartan Holdings, Inc. acquired the capital stock of Sino Palace Holdings Limited as part of the reverse acquisition. However, in Note 1 on page F-24, you state that Cartan acquired the capital stock of each of Hainan Shiner Industrial Co., Ltd., Hainan Shiny-day Color Printing Packaging Co., Ltd., as well as the capital stock of their subsidiaries. In this regard, it is not clear to us who the accounting acquirer is. Please clarify who you have determined the accounting acquirer to be, explain how this determination was made and demonstrate that your filing includes all the historical financial statements required by Regulation S-B. Additionally, please revise your document to disclose the number of shares that were exchanged for the 16,500,000 shares of Cartan Holdings, Inc.

Response

In connection with the Company’s reverse acquisition on July 23, 2007, Cartan Holdings, Inc. (“Cartan”) acquired from Sino Palace Holdings Limited (“Sino Palace”) all of the outstanding equity interests of Hainan Shiner Industrial Co., Ltd. (“Shiner Industrial”) and Hainan Shiny-day Color Printing Packaging Co., Ltd. (“Shiny-day”), as well as all of the outstanding equity interests of their subsidiaries, Hainan Modern Hi-Tech Industrial Co., Ltd. (“Modern”) and Zhuhai Modern Huanuo Packaging Material Co., Ltd. (“Zhuhai”) in exchange for the issuance of an aggregate of 16,500,000 shares of the Cartan’s common stock to the shareholders of Sino Palace. Shiner Industrial, Shiny-day, Modern and Zhuhai are each Chinese limited liability companies and are referred to collectively as the “Shiner Group”. The disclosures on page 31 of the MD&A section of Amendment No. 1 and Note 1 to the Financial Statements have been revised to clarify the structure of the acquisition.

Because the shareholders of Sino Palace, the owner of the Shiner Group prior to the transaction, owned approximately 78% of the combined Company immediately following the reverse acquistion, the Shiner Group was deemed the acquirer of Cartan for accounting purposes. The financial statements included in the Registration Statement are the combined financial statements of the Shiner Group, as these companies were under common control as wholly-owned subsidiaries of Sino Palace.

The Company has revised the Summary section in Amendment No. 1 to include an organizational chart, which serves to further clarify the structure of the Company, the Shiner Group and the reverse acquisition.

Securities and Exchange Commission
January 31, 2008

Staff Comment

2.
Given that your reverse acquisition occurred on July 23, 2007, please revise your Form SB-2 such that all share data, per share data and equity disclosures related to Shiner International, Inc. should be retro-actively restated to reflect the shares issued by Cartan Holdings, Inc. to "acquire" Shiner International, Inc. as outstanding for all periods presented, in a manner similar to a stock split.

Response

The Company has revised the disclosures with respect to share data, per share data and equity disclosures in Amendment No. 1 to give retroactive effect to the reverse acquisition.

Market for Common Equity and Related Stockholder Matters, page 16

Dividends, page 17

Staff Comment

3.
You state that you "have never paid any dividends" on your common stock. However, your consolidated statement of cash flows, as well as the liquidity and capital resources section on page 38, indicates that you paid dividends of $1.6 million during 2007. Please advise or revise.

Response

The Company has revised the disclosure on page 17 to reflect the payment of $1.6 million in dividends during 2007.

Financial Statements, page F-l

General

Staff Comment

4.
In the notes to your interim financial statements, please summarize the material terms of the October 2007 warrants. In addition, please supplementally provide us with your analysis as to the appropriate classification of the warrants under EITF 00-19.

Response

The Company has revised the disclosure in the Notes to the Financial Statements to provide the material terms of the October 2007 warrants. In accordance with Current Accounting and Disclosure Issues in the Division of Corporation Finance, dated November 30, 2006, prepared by the Accounting Staff Members in the Division of Corporate Finance of the Commission, management, after consulting with its outside accounting firm, first analyzed the warrants under FASB Statement No. 150 - Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity. Management determined that the warrants are excluded from the scope of FAS 150 as they do not have “put” terms, are not redeemable for cash and cannot be settled in “puttable” stock. Management then analyzed the warrants under FASB Statement No. 133 to determine whether the warrants are within the scope of FAS 133. Management established that the warrants meet the scope exception under FAS 133 as they meet the equity classification criteria in EITF Issue No. 00-19, specifically Paragraphs 12-32.

Securities and Exchange Commission
January 31, 2008

Combined Statement of Cash Flows, page F-6

Staff Comment

5.	Please supplementally tell us the nature of the line item, "construction-in-process" for the year ended December 31, 2006.

Response

The line item “Construction-in-process” consists primarily of the installation of machinery and equipment at the Company’s facilities, and includes the cost of machinery and labor. In addition, “construction-in-process” includes the cost of construction of access roads and work-shop renovations.

Note 1 - Organization and Basis of Presentation, page F-7

Staff Comment

6.
Please supplementally tell us and disclose what ownership interest Sino Palace Holdings Limited had in each of Hainan Shiner Industrial Co., Ltd, and Hainan Shiny-day Color Printing Packaging Co., Ltd. prior to the date of the reverse acquisition.

Response

Immediately prior to the acquisition, Sino Palace owned 100% of the outstanding equity interests both Shiner Industrial and Shiny-day, and 30% of Zhuhai. Shiner Industrial owns the remaining 70% of Zhuhai. Shiner Industrial owns 60% and Shiny-day owns the remaining 40% of Modern.

The Company has revised the Summary section in Amendment No. 1 to include an organizational chart, which serves to further clarify the structure of the Company, the Shiner Group and the reverse acquisition transaction.

Securities and Exchange Commission
January 31, 2008

Note 14 - Geographical Sales, page F-19 and Note 12, page F-34

Staff Comment

7.
Please revise your disclosure to indicate your basis for attributing revenues from external customers to individual areas as required by paragraph 38(a) of SFAS 131, Disclosures about Segments of an Enterprise and Related Information.

Response

The Company has revised the disclosure in Note 12 to the Financial Statements to state that the Company attributes sales to foreign countries based on physical shipments to such countries.

Form 8-K Filed July 27, 2007

Item 4.01 — Changes in Registrant's Certifying Accountant

Staff Comment

8.
Please amend your Form 8-K to comply with Item 304 of Regulation S-B. Please be advised that all the disclosures related to the former auditor are required to cover the two most recent fiscal years and the period through the date of dismissal pursuant to Item 304 of Regulation S-B.

Response

On January 31, 2008, the Company amended its Current Report on Form 8-K filed with the Commission on July 27, 2007 to include the disclosures required by Item 304 of Regulations S-B. The requested disclosures are contained in Item 4.01 of the amended Form 8-K.

Item 5.03 - Change in Fiscal Year

Staff Comment

9.
We note that the fiscal year end of Cartan Holdings, Inc. was March 31. We also note that the fiscal year end of Shiner International, Inc. appears to be December 31. In this regard, please tell us if you have changed your fiscal year end to that of Shiner. If so, please amend your Form 8-K to disclose the change in your fiscal year end due to the reverse acquisition.

Response

In connection with the reverse acquisition, the Company changed its fiscal year end from March 31 to December 31, the historical fiscal year end of the Shiner Group. On January 31, 2008, the Company amended its Current Report on Form 8-K to include the disclosures required by Item 5.03 of Form 8-K to address the change in fiscal year.

* * * *

Securities and Exchange Commission
January 31, 2008

The Company believes that it has fully responded to the comments of the Commission, and the Company requests that the review of Amendment No. 1 be handled on an expedited basis. If the Commission has any questions or further comments, the Company respectfully requests that such comments be directed to the undersigned as soon as practicable. The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of the Company’s responses) in advance of any written response of the Commission.

Thank you for your continuing assistance regarding these filings. Please do not hesitate to contact me at (212) 326-0879 with any further comments or questions you may have.

Sincerely,

/s/ Selig D. Sacks, Esq.
Selig D. Sacks, Esq.

cc: Jian Fu, Chief Executive Officer